Graubard Miller The Chrysler Building 405 Lexington Avenue NEW YORK, N.Y. 10174-1101
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(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

June 13, 2019

Division of Corporation Finance

Office of Beverages, Apparel and Mining

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pivotal Investment Corporation II
Registration Statement on Form S-1
Filed June 7, 2019
File No. 333-232019

Ladies and Gentlemen:

On behalf of Pivotal Investment Corporation II (the “Company”), we respond as follows to the Staff’s comment letter, dated June 11, 2019, relating to the above-captioned Registration Statement on Form S-1 (“Registration Statement”).

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Registration Statement on Form S-1 Filed June 7, 2019

Exclusive forum selection, page 116

1.

We note your revised disclosure that your exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act. Please ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.

We advise the Staff that the exclusive forum provision in the Company’s form of amended and restated certificate of incorporation (Article Tenth, Section A), which is being filed with this amendment filing of the Registration Statement, contains a clear statement that it will not apply to suits brought to enforce any duty or liability created by the Exchange Act.

Securities and Exchange Commission

June 13, 2019

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Mr. Jonathan J. Ledecky